August 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Keira Nakada and Linda Cvrkel

Re:	DraftKings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Amended Form 10-K for the Fiscal Year Ended December 31, 2020
Filed May 3, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 6, 2021
File No. 001-38908

Dear Ms. Nakada and Ms. Cvrkel:

DraftKings Inc. (the “Company,” “DraftKings,” “we,” “our,” or “us”) is pleased to address the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 19, 2021 regarding the filings noted above.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which we have incorporated into this response letter for your convenience. Page references in the text of this response letter correspond to the page numbers of the Amended Form 10-K for the Fiscal Year Ended December 31, 2020 (the “Amended 10-K”) and the Form 10-Q for the Quarterly Period Ended June 30, 2021 (the “Q2 10-Q”), as applicable. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended 10-K and the Q2 10-Q, as applicable.

Amended Form 10-K for the Fiscal Year Ended December 31, 2020
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
2020 Compared to 2019, page 61

1.Where you attribute material fluctuations in your revenues, costs and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b) of Regulation S-K.

Securities and Exchange Commission
August 27, 2021

Response:

The Company respectfully acknowledges the Staff’s Comment and will endeavor, in its future filings, where material fluctuations in the Company’s revenue, costs and expenses are attributed to multiple factors, to quantify such factors as appropriate to enhance an investors’ understanding of the magnitude and relative impact of each factor, to the extent, among other things, such information is available to the Company.

While the Company believes that its revenue disclosures at the reportable segment level remain appropriate, it will expand its disclosure within Management’s Discussion and Analysis in future filings to highlight the product and geographical revenue disaggregation disclosures, as currently disclosed in Note 9 of the Notes to the Consolidated Financial Statements in the Amended 10-K. Additionally, we believe the year-over-year disclosures for our key operational metrics Monthly Unique Payers (“MUPs”) and Average Revenue per MUP (“ARPMUPs”), provide appropriate quantification for customer acquisition and retention as well as incremental customer engagement, respectively. We will continue to evaluate those metrics to ensure investors can view the Company’s revenue performance from management’s perspective.

Presented below for illustrative purposes is the Company’s proposed disclosure (for the fiscal year 2020 compared to 2019) of additional information about the Company’s revenue disaggregation as well as quantification of expense details for factors to which changes are attributed. The newly added disclosures have been marked in red to facilitate the Staff’s review. While we do not believe that the added disclosures are material to an investor’s assessment of the financial condition and results of operations of the Company, the Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in its future filings.

Revenue. Revenue increased by $291.1 million, or 90.0%, to $614.5 million in 2020 from $323.4 million in 2019. Of this increase, $75.6 million was attributable to revenue from ~~SBTech,~~ our new B2B segment, which primarily derives its revenues from international geographic regions.

Excluding the impact of the acquisition of SBTech, revenue would have increased by approximately $215.5 million in 2020, reflecting the performance of our B2C segment. The increase was primarily attributable to the strong performance of ~~our B2C operations prior to the outbreak of COVID-19. Prior to March 11, 2020, our net revenue was up approximately 60% year-over-year, reflecting the launch of our online Sportsbook offering in Indiana, New Hampshire, Pennsylvania and West Virginia in the third and fourth quarters of 2019, and Iowa in the first quarter of 2020. Revenue declined versus the prior year beginning in mid-March 2020 due to the suspension and cancellation of sports seasons and sporting events. Revenue growth resumed when many of these seasons and sporting events returned towards the end of the second quarter and into the third and fourth quarters. Revenue growth also reflected the launch of our online Sportsbook product offering in Colorado, Illinois and Tennessee, the launch of our iGaming product offering in Pennsylvania and West Virginia, increased engagement with our Sportsbook and iGaming product offerings in previously launched states, and growth in DFS revenues in the third and fourth quarters. Year-over-year, MUPs for our B2C segment increased by 29.1% while ARPMUP increased by 29.0%.~~ online gaming revenues, which were up $209.5 million compared to the prior year with $6.0 million coming from “Other” revenues, which primarily includes media and retail sportsbooks.

Online gaming revenue grew in 2020 due to MUPs increasing by 29.1% and ARPMUP increasing by 29.0%, as compared to the prior year.

Securities and Exchange Commission
August 27, 2021

Online gaming revenue grew in 2020 due to the ongoing legalization of online sports betting and iGaming throughout the country. In 2020, we launched our online Sportsbook product offering in Colorado, Illinois and Tennessee, our iGaming product offering in Pennsylvania and West Virginia, and we increased engagement with our Sportsbook and iGaming product offerings in previously launched states while also growing activity in DFS.

The growth in online gaming revenue in 2020 was impacted by COVID-19. Prior to March 11, 2020, when the COVID-19 pandemic resulted in the suspension, cancellation and rescheduling of sports seasons and sporting events, our online gaming revenues were growing approximately 60% year-over-year, but that growth rate slowed dramatically from March 11, 2020 through approximately the second quarter of 2020. Revenue growth resumed when many of these seasons and sporting events returned towards the end of the second quarter and into the third and fourth quarters and also accelerated based on the states that launched in 2020 referenced above.

Cost of Revenue. Cost of revenue increased by $242.7 million, or 233.6%, to $346.6 million in 2020 from $103.9 million in 2019. Of this increase, $77.3 million was attributable to SBTech, including $50.5 million attributable to the amortization of acquired intangibles.

Excluding the impact of the SBTech Acquisition, the increase would have been $165.4 million in 2020, reflecting the growth in revenue from our expanded product and geographic footprint of our B2C segment. This increase can be primarily attributed to an increase in our variable expenses such as product taxes ~~due to expansion into new states and growth in existing states, an increase in technology~~, which increased $82.2 million. The remaining increase was primarily attributable to variable platform costs ~~and~~, revenue share arrangements ~~due to our expanded footprint and increased customer engagement and an increase in~~ and payment processing fees resulting from additional customer ~~deposits~~ activity.

B2C ~~segment~~ cost of revenue as a percentage of B2C revenue increased by 24.3 percentage points to 56.4% in 2020 from 32.1% in 2019, mainly due to a change in revenue mix towards products with higher cost of revenue, investment in new geographies, and the adverse revenue impact of COVID-19 primarily in the second quarter of 2020. In general, our iGaming and Sportsbook product offerings produce revenue at a higher cost per revenue dollar relative to our more mature DFS offering.

Sales and Marketing. Sales and marketing expense increased by $309.9 million, or 167.3%, to $495.2 million in 2020 from $185.3 million in 2019. Our B2C segment accounted for substantially all of this increase~~, reflecting higher~~ with $288.3 million of the increase resulting from activities to acquire and retain players, such as marketing costs including advertising and development of marketing ~~spend to increase awareness and user acquisition for our Sportsbook and iGaming offerings, particularly in newly launched states; higher~~ campaigns, as well as headcount~~; marketing~~ and technology ~~and support costs; and~~ associated with analyzing, developing and deploying those campaigns. The remainder of the increase came from an increase in stock-based compensation expense of $21.6 million when compared to the prior year.

While we decreased our advertising spending upon the outbreak of COVID-19 in mid-March of 2020, we increased advertising and customer acquisition marketing spending beginning in May 2020 and ramped up this spending in July 2020 with the resumption of major sports, including the MLB, the NBA and the NHL, as well as the beginning of the NFL season in September 2020.

Product and Technology. Product and technology expense increased by $112.7 million, or 201.5%, to $168.6 million in 2020 from $55.9 million in 2019. Of this increase, $43.0 million was attributable to SBTech. Excluding the impact of the SBTech Acquisition, the increase would

Securities and Exchange Commission
August 27, 2021

have been $69.7 million, primarily driven by an increase in stock-based compensation expense of $50.6 million and an increase in product operations and engineering headcount.

General and Administrative. General and administrative expense increased by $322.5 million, or 258.3%, to $447.4 million in 2020 from $124.9 million in 2019. Of this increase, $13.8 million was attributable to SBTech. Excluding the impact of the SBTech Acquisition, the increase would have been $308.7 million, primarily driven by an increase in stock-based compensation expense, of $234.6 million and an increase in one-time transaction-related costs (including transaction-related employee bonuses, ~~and an increase in general and administrative headcount~~) of $25.9 million.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

2.Please explain in further detail how you determined that your disclosure controls and procedures were effective as of December 31, 2020 given your need to restate your financial statements for the year ended December 31, 2020 as described in Note 2 of your audited financial statements.

Response:

The Company respectfully acknowledges the Staff’s Comment. In reaching its conclusion that the Company’s disclosure controls and procedures were effective as of December 31, 2020, the Company carefully reviewed the facts and circumstances relating to the restatement of its financial statements for the fiscal year ended December 31, 2020 (the “Restatement”), and for the specific reasons described below, the Company believes that such facts and circumstances do not warrant a change in the Company’s assessment of the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Restatement.

In reaching this conclusion, the Company acknowledges that on April 12, 2021, the SEC released a statement regarding the accounting treatment for certain warrants commonly issued by Special Purpose Acquisition Companies (“SPAC”) in connection with their formation and initial public offering. As a result of that statement, and in consultation with its audit committee, external auditors and in-house and external SEC counsel, the Company determined to restate its accounting for its public and private warrants (the “Warrants”) and immediately conducted a careful review of its current and historical disclosure controls and procedures. As a result of that evaluation, the Company concluded that its disclosure controls and procedures were effective primarily because the Restatement did not impact the controls and procedures the Company had in place to accurately account for, report and disclose the treatment of Warrants in its financial statements.

Rule 13a-15(e) defines disclosure controls and procedures as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.”

Among other things, the Company has concluded the following controls and procedures were in place and properly designed to record, process, summarize and report relevant information for disclosure regarding the Warrants:

Securities and Exchange Commission
August 27, 2021

•Management identified the Warrants as new and complex transactions that had an accounting and financial reporting impact—once identified, the Warrants were individually evaluated to ensure that the appropriate accounting treatment and financial reporting presentation conclusions were appropriate and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC regulations.
•Management read the Warrant agreements and the terms and conditions of the Warrants to understand the facts and circumstances and sought clarification from legal counsel, advisors and other finance team members to reach a comprehensive understanding of the transaction.
•Management prepared a technical accounting memo (the “technical memo”), which was shared with key stakeholders, third-party accounting firms and consultants, for review and feedback, and received sign off on the technical memo by key levels of senior management. The technical memo cited appropriate accounting literature, referenced existing firm interpretive guidance, and reached an accounting conclusion that was supported by management’s understanding of U.S. GAAP and existing interpretations and current accounting practices. Management also engaged a third-party accounting expert familiar with such transactions to help with its analysis. In reaching its conclusion, management carefully considered existing published views and documented those views in its technical memo to support its judgments and considerations, as well as precedent treatment of similar warrants disclosed by other companies that recently had a SPAC transaction.
•In reaching an understanding of the Warrants, various complex aspects were discussed with external auditors, in-house and external SEC counsel, third-party valuation experts and third-party consultants.
•Management prepared appropriate accounting entries, reviewed those entries, and verified those entries were consistent with the conclusions reached pursuant to the technical accounting memo.
•Management prepared disclosures, reviewed those disclosures with the Company’s disclosure committee and verified the completeness and accuracy of those disclosures.
•Management reviewed current SEC practices including existing statements and guidance applicable to the transaction.
•After the initial evaluation, management monitored standard-setting practices, including but not limited to changes to U.S. GAAP that would result in a change to the accounting and disclosures related to the Warrants.
•Management held quarterly disclosure committee meetings to discuss, review and approve the financial statement filings.
•Management monitored the Warrants for modification or changes that would otherwise warrant reevaluation of the accounting treatment and disclosures.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Restatement of Previously Issued Financial Statements, page F-10

3.Your disclosure indicates that as a result of reclassifying your warrants as liabilities at December 31, 2020, they had a fair value of $65.5 million on an as restated basis. Please explain in further detail why you were required to recognize a loss on the remeasurement of your warrant liabilities of $387.6 million for the year ended December 31, 2020 when your warrants appear to have a fair value of only $65.5 million as of December 31, 2020. Your response and your revised disclosure should explain how the adjustment to also restate additional paid-in-capital was calculated or determined and should indicate whether it relates to those warrants that were settled during the period.

Securities and Exchange Commission
August 27, 2021

Response:

The Company respectfully acknowledges the Staff’s Comment. Pursuant to ASC 815, Derivatives and Hedging (Topic 815), the Company recognized a loss of $387.6 million on the remeasurement in the fair value of the liabilities related to its Warrants for the year ended December 31, 2020. In addition, the Company recognized an initial Warrant liability (the “assumed APIC liability”) of $125.0 million as a result of the Business Combination which was recorded as a reduction to additional paid-in-capital (“APIC”) and reflects the fair value of the Warrants at the Business Combination date. Approximately 17.7 million Warrants were exercised during the period and were reclassified to APIC after remeasurement to fair value. Therefore, the total loss on remeasurement of Warrant Liabilities represents the mark to market of both the Warrants exercised during the period and the Warrants remaining outstanding as of December 31, 2020 (which was equal to 1.8 million Warrants outstanding as disclosed in Note 7 Current and long-term liabilities). In addition, in our original Form 10-K prior to the Restatement, which was filed on February 26, 2021, we recognized $202.0 million in APIC related to the cash proceeds upon exercise of those Warrants as shown in our Consolidated Statement of Stockholders Equity for the period ending December 31, 2020. Upon Restatement we recognized an incremental adjustment of $447.1 million for a total increase to APIC of $649.1 million. Therefore, the net increase to APIC resulting from the Restatement reflects the incremental adjustment to APIC of $447.1 million offset by the assumed APIC liability of $125.0 million. The ending balance of $65.5 million as of December 31, 2020 reflects the fair value of the outstanding Warrant liabilities. All of the measurements described above can be derived from our current public filings.

While we do not believe these changes are material to the previously issued financial statements, to enhance investors understanding of our Restatement, the Company will endeavor in future filings to include additional language in the notes to the consolidated financial statements to address how the gain or loss recognized on the remeasurement of its warrant liabilities consists of Warrants that were exercised during the reporting period, as well as the Warrants that remain outstanding at the end of the reporting period. In addition, the Company will include in its disclosure how the exercise of Warrants impacts its APIC balance.

Using the disclosure contained within the Amended Form 10-K, the Company has presented its proposed disclosure for illustrative purposes, which has been marked in red to facilitate the Staff’s review. For the avoidance of doubt, the draft language below, while marked against Note 2 to the Notes to the Consolidated Financial Statements in the Amended Form 10-K, will be added to the Warrants discussion in the Company’s current and long-term liabilities footnote in future filings.

Warrant Liabilities - Fair Value Measurements

The Company recorded $125.0 million in warrant liabilities as a reduction to additional paid-in-capital (“APIC”) on April 23, 2020 as it assumed the Warrants in connection with the Business Combination. Subsequent to the Business Combination, changes in the fair value of the warrant liabilities were recorded as a gain or loss through earnings. As a result, the Company recognized a total loss on remeasurement of warrant liabilities of $387.6 million for the year ended December 31, 2020, within the consolidated statements of operations. In addition, 17.7 million Warrants were exercised during the period ended December 31, 2020. Those Warrants were remeasured one final time prior to exercise and then reclassified to APIC upon exercise resulting in an increase to APIC of $649.1 million, reflecting the reclassification of the Warrant liabilities of $447.1 million and the cash proceeds upon exercise of $202.0 million.

Securities and Exchange Commission
August 27, 2021

Product and Technology, page F-17

4.Please tell us and revise to disclose whether the costs included in “product and technology” represent research and development costs incurred. If not, please disclose the specific nature of the technology costs included in “product and technology” expenses and explain how they differ from those that are included in cost of revenue.

Response:

The Company respectfully acknowledges the Staff’s Comment. While we do not believe that the added disclosures are material to the previously issued financial statements, the Company will endeavor in future filings to revise its disclosure to disclose that costs included in “product and technology” expenses include research and development costs incurred and how they differ from those that are included in cost of revenue.

Using the disclosure contained within the Amended Form 10-K, the Company has presented its proposed disclosure for illustrative purposes, which has been marked in red to facilitate the Staff’s review.

Product and Technology

Product and technology expenses consist primarily of ~~expenses which~~ research and development costs that are not ~~subject to~~ capitalized~~ation or otherwise classified within Cost of Revenue. Product and Technology~~ and other costs not associated directly with revenue generating activities. Research and development costs primarily represent employee expenses (including stock-based compensation) for engineering, product, design, analytical research and project management incurred for non-revenue generating activities. Other costs include ~~software licenses,~~ related overhead for rent ~~and~~, facilities maintenance ~~and depreciation of hardware and~~, third party software licenses and ~~costs related to the compensation of product and technology personnel, including stock-based compensation~~ consulting services.

Cost of Revenue

Cost of revenue consists primarily of variable costs. These include mainly (i) payment processing fees and chargebacks, (ii) product taxes, (iii) ~~technology~~ platform costs directly associated with revenue-generating activities, including those costs that were originally capitalized for internally developed software, (iv) revenue share / market access arrangements, and (v) feed / provider services. The Company incurs payment processing fees on user deposits, withdrawals and deposit reversals from payment processors (“chargebacks”). Chargebacks have not been material to date. Cost of revenue also includes expenses related to the distribution of our services, amortization of intangible assets and compensation of revenue associated personnel.

Securities and Exchange Commission
August 27, 2021

11. Income tax, page F-29

5.Your effective tax rate reconciliation shows a significant fluctuation in the line item “stock-based compensation (benefit) expense” and “non-deductible executive compensation” for the year ended December 31, 2019 compared to the year ended December 31, 2020. Please explain to us the reasons for the fluctuation in these line items and your consideration of disclosing the nature of these reconciling items in your financial statements. Refer to the guidance in ASC 740-10-50-12.

Response:

The Company respectfully acknowledges the Staff’s Comment and provides the following response:

Background:

ASC 740-10-50-12 states, “A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. The statutory tax rates shall be the regular tax rates if there are alternative tax systems. The estimated amount and the nature of each significant reconciling item shall be disclosed.”

The Company followed the above guidance when disclosing the significant reconciling items between the reported amount of income tax expense from continuing operations and the amount of income tax expense that would result from applying the US federal statutory tax rate of 21% to the pretax income from continuing operations.

The “stock-based compensation (benefit) expense” line item captures the income tax impacts of (1) share-based payments for incentive stock options and (2) tax benefit that arises when the tax deduction for the share-based payment exceeds the share-based payment compensation expense as reported for U.S. GAAP purposes.

The “Non-deductible executive compensation” line item captures the impact of Section 162(m) of the Internal Revenue Code (the “Code”), which provides a $1 million limitation on the annual tax deduction for compensation to certain executives of the Company.

The $193.2 million fluctuation between 2019 and 2020 in the “stock-based compensation (benefit) expense” line item primarily resulted from the increase in value of the Restricted Stock Units related to the Company’s long-term incentive plan between the grant date of these awards and the date these awards vested, and became taxable to our employees, which resulted in a tax benefit. The fluctuation from 2019 to 2020 also was impacted by tax benefits attributable to non-qualified stock options exercises related to the 2012 and 2017 Equity Plans.

The $118.4 million fluctuation between 2019 and 2020 in the “Non-deductible executive compensation” line item primarily resulted from the increase in compensation (including share-based payment amounts) of certain officers of the Company in 2020. The compensation of these officers is subject to the rules contained in Code Section 162(m) and, therefore, the Company’s deduction attributable to their compensation is limited.

Securities and Exchange Commission
August 27, 2021

Company’s consideration of disclosing the nature of these reconciling items:

The Company believes that the captions used for the two line items described above provide sufficient disclosure under ASC 740-10-50-12 and are consistent with the prevailing practice of other public issuers. However, we will continue to evaluate our disclosures and consider additional clarifying discussion in our footnote disclosures to explain significant year-over-year fluctuations in our rate reconciliation.

Form 10-Q for the Quarterly Period Ended June 30, 2021
Exhibits 31.1 and 31.2, page 1

6.Paragraph 4 of your officer certifications does not reference your internal controls over financial reporting. Please revise these officer certifications on an ongoing basis so they are in the exact format set forth in Item 601(b)(31) of Regulation S-K

Response:

The Company respectfully acknowledges the Staff’s Comment and will include the officer certifications in the exact format set forth in Item 601(b)(31) of Regulation S-K on an ongoing basis.

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Jason Park, Chief Financial Officer, DraftKings Inc.
Erik Bradbury, Chief Accounting Officer, DraftKings Inc.
Scott D. Miller, Partner, Sullivan & Cromwell LLP